Exhibit 99.1

Erwin Hudson Joins Telesat to Lead

Global Low Earth Orbit (LEO) Satellite Program

OTTAWA, CANADA, April 27, 2017 – Telesat announced today that Erwin Hudson, one of the industry’s most accomplished executives in the field of satellite-enabled broadband networks, has joined the company as Vice President, Telesat LEO, reporting to President and CEO, Dan Goldberg.

Mr. Hudson will be based at Telesat’s headquarters in Ottawa and direct the development and implementation of Telesat’s planned advanced, high throughput, low latency, global LEO constellation. As previously announced, Telesat has obtained priority ITU rights on a global basis to LEO Ka-band spectrum and has developed an innovative (patent pending) constellation design and system architecture. In addition, Telesat has procured two prototype LEO satellites that are scheduled for launch later this year as part of the test and validation phase of its LEO initiative.

Mr. Hudson has had a long and distinguished career in the satellite industry. A highly experienced communications engineer, he was Chief Technology Officer of WildBlue, an early satellite broadband provider later acquired by ViaSat, that began building its U.S. subscriber base using Ka-band spot beam capacity on Telesat’s Anik F2 satellite. Prior to WildBlue, Mr. Hudson was a senior executive at Space Systems Loral and was Director Satellite Communications at TRW Space & Electronics. He recently led the ViaSat team that NBN Co selected to provide the ground infrastructure for the satellite portion of Australia’s national broadband network. Mr. Hudson holds a number of patents and his innovations, technical and commercial, have driven the growth of satellite broadband in markets around the world.

“Erwin is a tremendous addition to the Telesat team and I’m delighted to have someone with such vast technical and commercial experience in the design, implementation and operation of satellite-enabled broadband networks leading Telesat’s game-changing LEO initiative,” said Dan Goldberg, Telesat’s President and CEO. “Telesat has a long and successful track record of bringing the most advanced and innovative communications services to the market and our cutting edge LEO program springs from that same pioneering spirit. The Telesat LEO constellation is precisely the network architecture satellite users are demanding and I have every confidence that Erwin will contribute significantly to its success.”

“Telesat has been a leader in the satellite services market for decades, in no small part owing to the depth of its engineering resources and expertise and its unrelenting focus on customer service,” said Erwin Hudson, Vice President, Telesat LEO. “The highly innovative Telesat LEO constellation design will bring massive improvements to the broadband user experience in terms of network capacity, speed, cost, security and resiliency. I’m excited to be joining the highly talented group of individuals at Telesat working to transform broadband service delivery to users – whether on land, at sea or in flight – around the world.”

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “planned”, “scheduled for”, “initiative”, “will bring”, and “transform”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:

Gerry Nagler, Telesat +1 908 470-4907 (gnagler@telesat.com)